Health Care Property Investors, Inc.

2002 Annual Report



HCPI

Health Care Property Investors, Inc. (NYSE:HCP) is a self-administered real estate investment trust (REIT) that invests exclusively in health care real estate throughout the United States. The Company's real estate investments, as of December 31, 2002, consisted of 463 facilities totaling 28.3 million square feet located in 43 states. Portfolio investments are comprised of senior care facilities, including long-term care, assisted living and retirement living communities; health care delivery facilities, including acute care hospitals, rehabilitation hospitals, medical office buildings and physician clinics; and health care laboratory and biotech research facilities and health and wellness centers. The Company leases its single-tenant buildings to health care operators on a long-term basis, and its multi-tenant buildings to health care providers under various market terms. The Company commenced business in 1985 and is headquartered in Newport Beach, California. Health Care Property Investors operates in accordance with federal tax laws and regulations governing REITs. Complying with these laws and regulations allows the Company to distribute its income to stockholders without federal tax liability to the Company.

Financial Highlights

Year ended December 31 (Amounts in Thousands, Except Per Share Amounts)

	1998	1999	2000	2001	2002
Total Revenue	$ 159,188	$ 221,262	$ 325,358	$ 328,116	$ 359,576
Total Assets, December 31	$1,352,327	$2,464,795	$2,394,852	$2,431,153	$2,748,417
Basic Funds From Operations (1)	$ 96,255	$ 114,520	$ 171,344	$ 179,375	$ 199,210
Per Common Share					
Diluted Funds From Operations	$3.06	$3.22	$3.32	$3.32	$3.43
Dividends Paid	$2.62	$2.78	$2.94	$3.10	$3.26

(1) Defined in accordance with the definition prescribed by the National Association of Real Estate Investment Trusts.

	2001 Stock Prices		Dividends	2002 Stock Prices		Dividends
	High	Low	Paid	High	Low	Paid
First Quarter	$34.50	$29.25	$0.76	$41.35	$35.80	$0.80
Second Quarter	$36.80	$33.00	$0.77	$43.90	$38.90	$0.81
Third Quarter	$38.60	$33.75	$0.78	$44.50	$36.80	$0.82
Fourth Quarter	$39.03	$35.10	$0.79	$45.08	$37.27	$0.83

To Our Stockholders:

The dynamics of a turbulent economy, health care sector challenges and an unstable international situation combined to present a formidable business operating environment during 2002. In spite of this climate the Company accomplished noteworthy goals and activities. For the year we once again reported record performance results. We surpassed our targeted goal in health care real estate acquisitions, and further diversified the portfolio with investments in two promising new sectors. We announced the implementation of an orderly succession plan for the Company. Today, with a market capitalization of $3.8 billion and a health care real estate portfolio of $3.1 billion, the Company remains the largest and most diversified U.S. health care REIT. Since commencing business in 1985, we have achieved a 17% annual average total return for stockholders. The Company's resilience and ongoing success is due to our consistent, conservative and long-term disciplined approach to business.

2002 Performance

The Company's 2002 performance demonstrates our ability to achieve earnings growth within a difficult economic environment. I am pleased to report that for the year we achieved a record level in Funds From Operations (FFO), the generally accepted measure of REIT operating performance. And we continued our record of never reporting a down year in our 17 years of operations. For the year ended December 31, 2002, FFO was $199,210,000, or $3.43 per diluted share of common stock, compared with $179,375,000, or $3.32 per diluted share of common stock, for 2001. The increase in FFO from 2001 resulted from the achievement of our investment goals in 2002 and 2001, the positive effect from lower interest costs on the Company's lines of credit and internal growth. This was somewhat tempered by challenges within certain sectors of the health care industry.

On the capital markets front, we executed a well received $250 million public debt issuance in 2002. We also closed on a new bank line of credit totaling $490 million, an increase of nearly $100 million over the prior line. The new bank line is an ideal combination of established and newer banking relationships, and provides a strong platform for our future growth.

I am very proud that we have maintained an investment grade bond rating that never has been equaled by








Sierra Health Services

Clockwise From Top Left

The Summit at Westlake Hills Retirement Living Community; Austin, TX

The Hampton at Post Oak Retirement Living Community; Houston, TX

Sierra Health Services
Professional Administrative Building; Las Vegas, NV

Freedom Village at Brandywine Retirement Living Community;
West Brandywine, PA

commenced business in 1985.

Senior Management Succession

In October 2002 we announced the implementation of an orderly succession plan with James F. (Jay) Flaherty III joining the Company as President and Chief Operating Officer. Jay's strong leadership and organizational skills, and his extensive health care investment banking experience, should serve the Company and stockholders well. It is very rewarding to witness the effective transition, and experience the implementation of new business strategies directed by Jay with his impressive network of industry contacts. Jay's experience, enthusiasm and commitment to excellence should serve the Company well in the future.

I would like to express my profound appreciation to all the loyal, hard working and dedicated employees with whom I have had the pleasure of working since we commenced business in 1985. Working with this team each day has been a truly rewarding experience. I feel fortunate to be associated with so many talented people who never lost sight of the fact that they were entrusted with the management of the Company's resources. Creating stockholder value has been, and remains, our unified goal, and all of the Company's employees can be justifiably proud of their accomplishments. Achieving a 17% compounded annual total return for stockholders, and 68 consecutive quarterly dividend increases for the past 17 years, are indeed worthy achievements.

Finally, I would like to thank the Board of Directors, which has remained largely intact since the Company commenced business. The Board has consistently provided the expert stewardship and guidance that has kept the Company focused on achieving success, and success with integrity.



Kenneth B. Roath
Chairman and Chief Executive Office



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 1-8895

HEALTH CARE PROPERTY INVESTORS, INC.
(Exact name of registrant as specified in its charter)

Maryland (State or other jurisdiction of incorporation or organization)	33-0091377 (I.R.S. Employer Identification No.)
4675 MacArthur Court; Suite 900 Newport Beach, California (Address of principal executive offices)	92660 (Zip Code)

Registrant's telephone number, including area code (949) 221-0600

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock*	New York Stock Exchange
7 7/8% Series A Cumulative Redeemable Preferred Stock	New York Stock Exchange
8.70% Series B Cumulative Redeemable Preferred Stock	New York Stock Exchange
8.60% Series C Cumulative Redeemable Preferred Stock	New York Stock Exchange

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. Yes ☐ No ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☒ No ☐

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter. $2,454,696,000

As of February 14, 2003, there were 59,672,500 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement for the registrant's 2003 Annual Meeting of Stockholders have been incorporated into Part III of this Report.

PART I

Item 1. BUSINESS

Health Care Property Investors, Inc. (HCPI), a Maryland corporation, was organized in March 1985 to qualify as a real estate investment trust (REIT). We invest in health care related real estate located throughout the United States, including long-term care facilities, acute care and rehabilitation hospitals, medical office buildings, assisted living facilities, retirement living communities, health care laboratory and biotech research facilities, physician group practice clinics and health and wellness centers. We commenced business nearly 18 years ago, making us the second oldest REIT specializing in health care real estate.

As of December 31, 2002, our gross investment in our properties, including partnership interests and mortgage loans, was approximately $3.1 billion. Our portfolio of 463 owned properties in 43 states consisted of:

- 184 long-term care facilities
- 101 assisted living facilities
- 85 medical office buildings
- 35 physician group practice clinics
- 22 acute care hospitals
- 14 retirement living communities
- Nine rehabilitation hospitals
- Eight health care laboratory and biotech research facilities
- Five health and wellness centers

The average age of our properties is 17 years. As of December 31, 2002, approximately 58% of our annualized revenue was derived from properties operated by publicly traded health care providers.

Our senior debt is rated BBB+ by both Standard & Poor's and Fitch and Baa2 by Moody's and has been rated medium investment grade continuously since 1986, when we first received a bond rating. Our average annual return to stockholders, assuming reinvestment of dividends and before stockholders' income taxes, was approximately 17.2% over the period from our initial public offering in May 1985 through December 31, 2002.

References herein to "HCPI", "the Company", "we", "us" and "our" include Health Care Property Investors, Inc. and our wholly-owned subsidiaries and consolidated joint ventures and partnerships, unless the context otherwise requires.

For purposes of this report, "annualized revenue" is intended to be an estimate of our revenue for the 12 months ending December 31, 2003 for assets owned on December 31, 2002 and is calculated as follows:

(a) base rents, interest or, in the case of our managed properties, net operating income, to be accrued by us during 2003 under existing contracts; plus
(b) additional rents accrued by us during the 12 months ended December 31, 2002, which were approximately $25 million in the aggregate; plus or minus
(c) adjustments for: completed asset dispositions; known or expected changes in rent due to contract expirations or rent resets during 2003; and known or expected rent reductions.

We calculate the net operating income of our managed properties by subtracting from contractual rent the anticipated expenses not covered by the tenant under the gross leases underlying such properties. See "Leases and Loans" below.

You can access free of charge a copy of the periodic and current reports we file with the SEC on our website at www.hcpi.com. Our periodic and current reports are made available on our website as soon as reasonably practicable after these reports are filed with the SEC.

The following is a summary of our properties grouped by type of facility and equity interest as of December 31, 2002:

Facility Type	Equity Interest Percentage	Number of Facilities	Number of Beds/ Units (3)	Total Investments (4)	Annualized Revenue (1)
				(Dollar amounts in thousands)	
Long-Term Care Facilities (2)	100%	159	19,743	$ 633,282	$ 76,166
Long-Term Care Facilities	77-80%	25	2,778	72,624	9,670
		184	22,521	705,906	85,836
Acute Care Hospitals	100%	20	2,453	640,252	74,772
Acute Care Hospitals	77 %	2	356	42,807	8,254
		22	2,809	683,059	83,026
Medical Office Buildings	100%	59	---	543,487	52,699
Medical Office Buildings	54-90%	31	---	178,489	17,704
		90	---	721,976	70,403
Assisted Living Facilities	100%	97	8,002	469,065	48,643
Assisted Living Facilities	45-50%	4	412	1,081	---
		101	8,414	470,146	48,643
Retirement Living Communities	100%	5	1,086	91,416	9,678
Retirement Living Communities (5)	9.8%	9	3,151	128,735	16,140
		14	4,237	220,151	25,818
Rehabilitation Hospitals	100%	3	248	41,805	6,108
Rehabilitation Hospitals	90-97%	6	437	72,174	9,932
		9	685	113,979	16,040
Physician Group Practice Clinics	100%	35	---	138,228	11,483
Health Care Laboratory and Biotech Research Facilities	54%	8	---	66,685	6,587
Totals		463	38,666	$3,120,130	$347,836

(1) "Annualized revenue" is calculated as follows:
  (a) base rents, interest or, in the case of our managed properties, net operating income, to be accrued by us during 2003 under existing contracts; plus
  (b) additional rents accrued by us during the 12 months ended December 31, 2002, which were approximately $25 million in the aggregate; plus or minus
  (c) adjustments for: completed asset dispositions; known or expected changes in rent due to contract expirations or rent resets during 2003; and known or expected rent reductions.

We calculate the net operating income of our managed properties by subtracting from contractual rent the anticipated expenses not covered by the tenant under the gross leases underlying such properties. See "Leases and Loans" below.

(2) Includes $8,540 of anticipated annualized revenue on leases of the Centennial and Sun properties discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations.

(3) Assisted living facilities are apartment-like facilities and are therefore stated in units (studio, one or two bedroom apartments) in order to indicate facility size. Medical office buildings (including health and wellness centers), physician group practice clinics and health care laboratory and biotech research facilities are measured in square feet and encompass approximately 5,081,000 square feet, 986,000 square feet and 510,000 square feet, respectively. Long-term care facilities, acute care hospitals and rehabilitation hospitals are measured by licensed bed count.

(4) Includes partnership and limited liability company investments, and incorporates all partners' and members' assets and construction funded as well as our investment in unconsolidated joint ventures.

(5) Includes a $125 million investment in nine facilities owned by ARC comprised of a $113 million loan and a 9.8% ownership interest in seven limited liability companies, which own a total of nine retirement living communities. See Note 6 to the Consolidated Financial Statements for discussion of our investment with ARC.

Retirement Living Communities. We have investments in 14 retirement living communities. These communities are large, upscale residential communities in a congregate care and continuing care living setting combined with onsite amenities and services. Residents are provided the comfort, security and convenience of residing within an aging in place environment, eliminating the need to seek further resident appropriate levels of care. Ancillary and health care services are available at those properties that provide nursing and assisted living care. The full continuum of senior living environment includes independent living apartments and cottages, assisted living and, in some communities, skilled nursing and Alzheimer's care. Various accommodation terms are available to residents, including monthly rentals, rental life care, fully refundable entrance fees, non-refundable endowments, cooperatives, and condominiums.

Rehabilitation Hospitals. We have investments in nine rehabilitation hospitals. These hospitals provide inpatient and outpatient care for patients who have sustained traumatic injuries or illnesses, such as spinal cord injuries, strokes, head injuries, orthopedic problems, work related disabilities and neurological diseases, as well as treatment for amputees and patients with severe arthritis. Rehabilitation programs encompass physical, occupational, speech and inhalation therapies, rehabilitative nursing and other specialties. Services are paid for by the patient or the patient's family, third party payors (e.g., insurance and HMOs), or through the federal Medicare program.

Physician Group Practice Clinics. We have investments in 35 physician group practice clinic facilities that are leased to 13 different tenants. These clinics generally provide a broad range of medical services through organized physician groups representing various medical specialties. Each clinic facility is generally leased to a single lessee under a triple net or modified gross lease.

Health Care Laboratory and Biotech Research Facilities. We have investments in eight health care laboratory and biotech research facilities. These facilities are located on a research campus of a major university. The facilities are designed for and accommodate research and development in the biopharmaceutical industry, drug discovery and development, and predictive and personalized medicine. The facilities are leased to two tenants on a long-term basis.

Facility Location	Number of Facilities	Number of Beds/ Units (3)	Average Occupancy (4)	High Quality Revenue Mix (5)	Annualized Revenue (1) (Thousands)	Average Remaining Term (6) (Years)
Assisted Living Facilities (5)						
California	9	700	92%	100%	$ 5,927	12
Florida	15	1,568	80	99	4,769	12
Idaho	2	124	92	95	532	11
Indiana	4	378	---	---	1,513	10
Kansas	3	286	76	88	1,446	15
Louisiana	3	240	84	100	1,720	11
Michigan	3	320	98	100	1,046	10
New Jersey	4	352	74	84	2,625	9
New Mexico	2	285	77	100	2,221	9
North Carolina	3	230	86	98	1,443	8
Ohio	3	375	71	100	2,455	11
Pennsylvania	3	232	84	100	2,083	6
South Carolina	4	196	78	100	1,269	12
Texas	22	1,660	77	93	11,630	10
Washington	4	320	92	70	1,899	9
Other (17 States)	17	1,148	79	88	6,065	9
Sub-Total	101	8,414	81	95	48,643	10
Retirement Living Communities (8)						
Florida	3	1,199	91	98	7,276	9
South Carolina	2	454	65	90	3,129	9
Texas	4	979	91	100	6,155	10
Other (5 States)	5	1,605	93	97	9,258	5
Sub-Total	14	4,237	89	98	25,818	8
Rehabilitation Facilities						
Arkansas	2	120	78	100	3,182	6
Kansas	2	145	63	100	3,735	3
Other (5 States)	5	420	79	100	9,123	6
Sub-Total	9	685	75%	100%	16,040	5
Physician Group Practice Clinics						
California	2	---	---	---	4,789	7
Florida	9	---	---	---	2,500	6
Georgia	2	---	---	---	---	5
North Carolina	2	---	---	---	191	2
Oklahoma	4	---	---	---	202	6
Tennessee	4	---	---	---	1,428	9
Texas	4	---	---	---	---	---
Wisconsin	6	---	---	---	1,717	12
Other (2 States)	2	---	---	---	656	3
Sub-Total	35	---	---	---	11,483	8
Health Care Laboratory and Biotech Research						
Utah	8	---	---	---	6,587	11
Sub-Total	8	---	---	---	6,587	11
TOTAL FACILITIES	463	38,666	---	---	$347,836	7

Operators	Facilities	Annualized Revenue (1)	Percentage of Total Annualized Revenue
		(Dollar amounts in thousands)	
Tenet	9	$ 56,739	16%
ARC	15	24,780	7
Emeritus	34	18,738	5
HealthSouth	9	17,074	5
Kindred	22	16,487	5
HCA	9	14,724	4
Beverly	23	9,853	3

(1) "Annualized revenue" is calculated as follows:
  (a) base rents, interest or, in the case of our managed properties, net operating income, to be accrued by the Company during 2003 under existing contracts; plus
  (b) additional rents accrued by the Company during the 12 months ended December 31, 2002, which were approximately $25 million in the aggregate; plus or minus
  (c) adjustments for: completed or planned asset dispositions; known or expected changes in rent due to contract expirations or rent resets during 2003; and known or expected rent reductions by tenants.

  We calculate the net operating income of our managed properties by subtracting from contractual rent the anticipated expenses not covered by the tenant under the gross leases underlying such properties. See "Leases and Loans" below.

Tenet, ARC, Emeritus, HealthSouth, Kindred, HCA and Beverly are subject to the informational filing requirements of the Securities Exchange Act of 1934, as amended, and accordingly file periodic financial statements on Form 10-K and Form 10-Q with the Securities and Exchange Commission. We obtained all of the financial and other information relating to these operators listed below from their public reports.

The following table summarizes our major public operators' assets, stockholders' equity, interim revenue and net income (or net loss) from continuing operations as of or for the nine months ended September 30, 2002.

Operators	Assets	Stockholders' Equity (Deficit)	Revenue	Net Income/ (Loss) from Operations
		(Dollar amounts in millions)		
Tenet (1)	$13,923	$5,893	$ 7,481	$1,269
ARC	860	28	245	(73)
Emeritus	157	(86)	106	1
HealthSouth	7,930	3,964	3,387	455
Kindred	1,598	627	2,510	51
HCA	18,527	5,737	14,705	1,653
Beverly	1,533	321	1,888	25

(1) The information described above for Tenet is for the six months ended November 30, 2002 or as of November 30, 2002, as applicable.

While improvements are noted for the industry and specific operators, we cannot assure you that the trouble experienced by assisted living operators will not have a material adverse effect on our net income, Funds From Operations (FFO) or the market value of our common stock.

Leases and Loans

The initial base rental rates of the triple net leases of properties we acquired during the three years ended December 31, 2002 have generally ranged from 10% to 13% per annum of the acquisition price of the related property. Initial interest rates on the loans we entered into during the three years ended December 31, 2002 have generally ranged from 8% to 14% per annum. Rental rates vary by lease, taking into consideration many factors, such as:

- Creditworthiness of the lessee
- Operating performance of the facility
- Interest rates at the beginning of the lease
- Location, type and physical condition of the facility

Certain leases provide for additional rents that are based upon a percentage of increased revenue over specific base period revenue of the leased properties. Others have rent increases based on inflation indices or other factors and some leases and loans have annual fixed rent or interest rate increases (see Note 2 to the Consolidated Financial Statements).

In addition to the minimum and additional rents, each lessee under a triple net lease is responsible for all additional charges, including charges related to non-payment or late payment of rent, taxes and assessments, governmental charges, and utility and other charges. Each triple net lessee is required, at its expense, to maintain its leased property in good order and repair. We are not required to repair, rebuild or maintain the properties leased under triple net leases.

Each lessee with a gross or modified gross lease is also responsible for minimum and additional rents, but may not be responsible for all operating expenses. Under gross or modified gross leases, we may be responsible for property taxes, repairs and maintenance and/or insurance on those properties.

The primary or fixed terms of the triple net and modified gross leases generally range from ten to 15 years, and generally have one or more five-year (or longer) renewal options. The weighted average remaining base lease-term on the triple net and modified gross leases is approximately seven years. The primary term of the gross leases to multiple tenants in the medical office buildings range from one to 20 years, with a weighted average of six years remaining on those leases. Obligations under the triple-net leases, in most cases, have corporate parent or shareholder guarantees. Irrevocable letters of credit from various financial institutions and lease deposits back 141 leases and mortgage loans on 15 facilities which generally cover from one to 12 months of lease or loan payments. We require the lessees and mortgagors to renew such letters of credit during the lease or loan term in amounts that may change based upon the passage of time, improved operating cash flows or improved credit ratings.

Based upon information provided to us by lessees or mortgagors, certain facilities are presently underperforming financially. Individual facilities may underperform as a result of inadequate Medicaid reimbursement, low occupancy, less than optimal patient mix, excessive operating costs, other operational issues or capital needs.

Each lessee, at its expense, may make non-capital additions, modifications or improvements to its leased property. All such alterations, replacements and improvements must comply with the terms and provisions of the lease, and become our property upon termination of the lease. Leases generally require the lessee to maintain adequate insurance on the leased property, naming us and any mortgagees as additional insureds. In certain circumstances, the lessee may self-insure pursuant to a prudent program of self-insurance if the lessee or the guarantor of its lease obligations has substantial net worth. In addition, each lease requires the lessee to indemnify us or our affiliates against certain liabilities in connection with the leased property.

Development of Facilities

Since 1987, we have committed to the development of 64 facilities. As of December 31, 2002, we have funded costs of approximately $447 million and have completed 61 facilities of our total development commitment. The completed facilities comprise:

Non-Consolidated Joint Ventures

(6) An 80% interest in five limited liability companies (Vista-Cal Associates, LLC; Statesboro Associates, LLC; Ft. Worth-Cal Associates, LLC; Perris-Cal Associates, LLC; and Louisiana-Two Associates, LLC) which own an aggregate of six long-term care facilities.
(7) A 45% - 50% interest in each of four limited liability companies (Seminole Shores Living Center, LLC - 50%; Edgewood Assisted Living Center, LLC - 45%; Arborwood Living Center, LLC - 45%; and Greenleaf Living Center, LLC - 45%) each owning an assisted living facility.
(8) A 9.8% interest in seven limited liability companies (Fort Austin Real Estate Holdings, LLC; ARC Santa Catalina Real Estate Holdings, LLC; ARC Richmond Place Real Estate Holdings, LLC; ARC Holland Real Estate Holdings, LLC; ARC Sun City Real Estate Holdings, LLC; ARC Lake Seminole Square Real Estate Holdings, LLC; and ARC Brandywine Real Estate Holdings, LLC) which own an aggregate of nine retirement living communities.

Future Acquisitions

We anticipate acquiring additional health care related facilities and leasing them to health care operators or investing in mortgages secured by health care facilities.

Taxation of HCPI

We believe that we have operated in such a manner as to qualify for taxation as a REIT under Sections 856 to 860 of the Internal Revenue Code of 1986, as amended (the "Code"), commencing with our taxable year ended December 31, 1985, and we intend to continue to operate in such a manner. No assurance can be given that we have operated or will be able to continue to operate in a manner so as to qualify or to remain so qualified. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof.

If we qualify for taxation as a REIT, we will generally not be required to pay federal corporate income taxes on the portion of our net income that is currently distributed to stockholders. This treatment substantially eliminates the "double taxation" (i.e., at the corporate and stockholder levels) that generally results from investment in a corporation. However, we will be required to pay federal income tax under certain circumstances.

The Code defines a REIT as a corporation, trust or association (i) which is managed by one or more trustees or directors; (ii) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (iii) which would be taxable, but for Sections 856 through 860 of the Code, as a domestic corporation; (iv) which is neither a financial institution nor an insurance company subject to certain provisions of the Code; (v) the beneficial ownership of which is held by 100 or more persons; (vi) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals; and (vii) which meets certain other tests, described below, regarding the amount of its distributions and the nature of its income and assets. The Code provides that conditions (i) to (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months.

There presently are two gross income requirements. First, at least 75% of our gross income (excluding gross income from "prohibited transactions" as defined below) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property or from certain types of temporary investment income. Second, at least 95% of our gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from income that qualifies under the 75% test and all other dividends, interest and gain from the sale or other disposition of stock or securities. A "prohibited transaction" is a sale or other disposition of property (other than foreclosure property) held for sale to customers in the ordinary course of business.

At the close of each quarter of our taxable year, we must also satisfy four tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by real estate assets, certain stock or debt instruments purchased with the proceeds of a stock offering or long term public debt offering by us (but only for the one year period after such offering), cash, cash items and government securities. Second, not more than 25% of our total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by us may not exceed 5% of the value of our total assets and we may not own more than 10% of the vote or value of the securities of a non-REIT corporation, other than certain debt securities and interests in taxable REIT subsidiaries, as defined below. Fourth, not more than 20% of the value of our total assets may be represented by securities of one or more taxable REIT subsidiaries.

Government Regulation

The health care industry is heavily regulated by federal, state and local laws. This government regulation of the health care industry affects us because:

(1) The financial ability of lessees to make rent and debt payments to us may be affected by governmental regulations such as licensure, certification for participation in government programs, and government reimbursement, and
(2) Our additional rents are often based on our lessees' gross revenue from operations, which in turn are affected by the amount of reimbursement such lessees receive from the government.

These laws and regulations are subject to frequent and substantial changes resulting from legislation, adoption of rules and regulations, and administrative and judicial interpretations of existing law. These changes may have a dramatic effect on the definition of permissible or impermissible activities, the relative costs associated with doing business and the amount of reimbursement by both government and other third-party payors. These changes may be applied retroactively. The ultimate timing or effect of these changes cannot be predicted. The failure of any borrower of funds from us or lessee of any of our properties to comply with such laws, regulations and requirements could affect its ability to operate its facility or facilities and could adversely affect such borrower's or lessee's ability to make debt or lease payments to us.

Fraud and Abuse Laws. There are various federal and state laws prohibiting fraud by health care providers who participate in, receive payments from or are in a position to make referrals in connection with a government-sponsored health care program, including, but not limited to the Medicare and Medicaid programs. Specifically, Section 1128B(b) of the Social Security Act (the "Anti-Kickback Statute"), the federal self-referral law (Stark), the False Claims Act, and state laws analogous to these federal laws place restrictions on our leasees and other contractors that may affect their core health care operations.

Federal Anti-kickback Statute. The Anti-Kickback Statute prohibits, among other things, the offer, payment, solicitation or receipt of any form of remuneration in return for, or to induce, the referrals of Medicare and Medicaid patients. Limited "safe harbor" regulations define a narrow scope of practices that will be exempted from federal prosecution or other enforcement action under the Anti-Kickback Statute and fail to exempt a wide range of activities frequently engaged in by health care providers and other third parties. Activities that fall outside the safe harbor rules are not necessarily illegal, although they may be subject to the increased likelihood of scrutiny, investigation or prosecution. In each case, the government must prove that, in soliciting, offering, paying or accepting remuneration, the parties to such activities intended to induce referrals. A significant body of case law has developed in this area, providing additional guidance as to the scope of the Anti-Kickback Statute. Furthermore, health care providers may seek advisory opinions from the Centers for Medicare & Medicaid Services (CMS) concerning the legality of particular relationships subject to the Anti-Kickback Statute's prohibitions. Although advisory opinions are binding only on the parties to the opinion, these opinions are often used as guidance in determining the legality of future arrangements.

Violations of the Anti-Kickback Statute may result in civil and criminal sanctions and penalties. Civil penalties include temporary or permanent exclusion from government health programs. Criminal sanctions include imprisonment for up to five years, fines of up to $25,000, or both, for each violation. The Balanced Budget Act, signed into law on August 5, 1997 (the "BBA"), expanded the sanctions under the Anti-Kickback Statute to include civil monetary penalties up to $50,000 for each prohibited act and up to three times the total amount of remuneration offered, paid, solicited, or received, without regard to whether a portion of such remuneration was offered, paid, solicited, or received for a lawful purpose. These penalties and sanctions could be applied with respect to many of our lessee and our other contractors, including, but not limited to, professional services arrangements and/or space or equipment leases or subleases. Many states have adopted or are considering legislative proposals similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for health care services reimbursed by any source, not only the Medicare and other federal government programs. Government sanctions imposed on our lessees and other contractors in violation of these laws could result in a material adverse effect on their operations which could, in turn, adversely affect our business.

Federal Physician Self-Referral Prohibition (Stark). Absent qualifying for one of the Stark limited exceptions, Stark restricts physicians who have financial relationships with health care providers from making referrals for certain designated health services for which payment may be made under Medicare or Medicaid programs to an entity with which the physician (or an immediate family member) has a "financial relationship". The Stark provisions became effective January 1, 1992 for clinical laboratory services (Stark I) and January 1, 1995 for ten other designated health services (Stark II). The final Stark I regulations became effective on August 14, 1995 and on January 4, 2001, CMS issued Phase I of the final Stark II regulations. Phase I of the final Stark II regulations focuses on the Stark provisions related to prohibited referrals, the general exception to ownership and compensation financial arrangement prohibitions and the related definitions. Phase I of the final Stark II regulations clarifies the are physicians or others in a position to refer patients to the facilities. Although only limited interpretive or enforcement guidance is available, we have structured our rent arrangements in a manner that we believe complies with such laws and regulations.

We have no knowledge that would lead us to believe that the facilities in which we have investments are not in substantial compliance with the various regulatory requirements applicable to them, although there can be no assurance that the operators are in compliance or will remain in compliance in the future.

Licensure Risks. Most health care facilities must obtain a license from the state in which they operate. Failure to obtain licensure or loss of licensure would prevent a facility from its ability to provide health care services on the premises. These events could adversely affect the facility operator's ability to make rent and debt payments. State and local laws also may regulate expansion, including the addition of new beds or services or acquisition of medical equipment, and occasionally the contraction of health care facilities by requiring certificate of need or other similar approval programs. In addition, health care facilities are obligated to comply with the Americans with Disabilities Act and building and safety codes which govern access to and physical design requirements and building standards for facilities.

Environmental Matters. A wide variety of federal, state and local environmental and occupational health and safety laws and regulations affect health care facility operations. Under various federal, state and local environmental laws, ordinances and regulations, an owner of real property or a secured lender (such as us) may be liable for the costs of removal or remediation of hazardous or toxic substances at, under or disposed of in connection with such property, as well as other potential costs relating to hazardous or toxic substances (including government fines and damages for injuries to persons and adjacent property). Such laws often impose such liability without regard to whether the owner or secured lender knew of, or was responsible for, the presence or disposal of such substances and may be imposed on the owner or secured lender in connection with the activities of an operator of the property. The cost of any required remediation, removal, fines or personal or property damages and the owner's or secured lender's liability therefore could exceed the value of the property, and/or the assets of the owner or secured lender. In addition, the presence of such substances, or the failure to properly dispose of or remediate such substances, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral which, in turn, would reduce our revenue.

Although the mortgage loans that we provide and leases covering our properties require the borrower and the lessee to indemnify us for certain environmental liabilities, the scope of such obligations may be limited and we cannot assure that any such borrower or lessee would be able to fulfill its indemnification obligations.

The Federal Medicare and Medicaid Programs. Sources of revenue for lessees and mortgagors may include the federal Medicare program, state Medicaid programs, private insurance carriers, health care service plans and health maintenance organizations, among others. Efforts to reduce costs by these payors will likely continue, which may result in reduced or slower growth in reimbursement for certain services provided by some of our operators. In addition, the failure of any of our operators to comply with various laws and regulations could jeopardize their certification and their ability to continue to participate in the Medicare and Medicaid programs.

Prospective Payment for Hospital Inpatient Services. Medicare payments to acute care hospitals for inpatient services are based on a prospective payment system ("PPS"). Under PPS, a hospital is paid a prospectively established rate based on the category ("Diagnostic Related Group" or "DRG") in which a patient's diagnosis is classified. Beginning in 1991, Medicare payments began to phase-in PPS for capital-related inpatient costs over a ten year period. Thus, current Medicare reimbursement to hospitals for capital-related inpatient costs is based on prospective rates rather than the cost-based reimbursement system previously used. DRG rates are subject to adjustment on an annual basis as part of the federal budget reconciliation process. In addition, the BBA mandated the establishment of prospective payment systems for skilled nursing facilities, home health agencies, hospital outpatient departments, and rehabilitation hospitals. See "Health Care Reform" section and further discussion following.

Prospective Payment for Hospital Outpatient Services. Beginning in August 2000, CMS began to reimburse items and services furnished in hospital outpatient departments under a prospective payment system ("Outpatient PPS") under which all services are categorized into groups called Ambulatory Payment Classifications ("APCs"). Each APC is comprised of a bundle of like outpatient services that are reimbursed at a prospectively established payment rate. Hospitals are reimbursed additional amounts for certain drugs, biologies, and technologies. APC rates are subject to adjustment on an annual basis.

Prospective Payment for Skilled Nursing Facilities. Prior to July 1, 1998, Medicare programs utilized a cost-based reimbursement system for skilled nursing facilities, which reimbursed these facilities for the reasonable direct and indirect allowable costs incurred in providing routine services plus in certain states, a return on equity, subject to certain cost ceilings. These costs normally included allowances for administrative and general costs as well as the costs of property and equipment

Assisted Living Facilities. Certain assisted living facilities are subject to federal, state and local licensure, certification and inspection laws. These laws regulate, among other matters, the number of licensed beds, the provision of services, equipment, staffing and operating policies and procedures. Failure to comply with these laws and regulations could result in the denial of reimbursement, the imposition of fines, suspension from federal and state health care programs and, in extreme cases, decertification from federal and state health care programs, revocation of a facility's operating license or closure of a facility. Such actions may have an effect on the revenue of the operators of properties owned by or mortgaged to us and therefore adversely impact us.

Entrance Fee Communities. Certain of the facilities mortgaged to or owned by us are operated as entrance fee communities. Generally, an entrance fee is an upfront fee or consideration paid by a resident in exchange for some form of long-term benefit. Typically, entrance fees are broken into two components, a refundable component and a non-refundable component. The percentage of each component varies based upon the different contract alternatives at each entrance fee community. Some of the entrance fee communities are subject to significant state regulatory oversight, including, for example, oversight of each facility's financial condition, establishment and monitoring of reserve requirements and other financial restrictions, the right of residents to cancel their contracts within a specified period of time, lien rights in favor of the residents, restrictions on change of ownership and similar matters. Such oversight and the rights of residents within these entrance fee communities may have an effect on the revenue or operations of the operators of such facilities and therefore adversely impact us.

Physician Group Practice Clinics. Physician group practice clinics are subject to extensive federal, state and local legislation and regulation. Every state imposes licensing requirements on individual physicians and on facilities and services operated by physicians. In addition, federal and state laws regulate health maintenance organizations and other managed care organizations with which physician groups may have contracts. Many states require regulatory approval, including certificates of need, before establishing certain types of physician-directed clinics, offering certain services or making expenditures in excess of statutory thresholds for health care equipment, facilities or programs. In connection with the expansion of existing operations and the entry into new markets, physician clinics and affiliated practice groups may become subject to compliance with additional regulation.

Rehabilitation Hospitals. Rehabilitation hospitals are subject to extensive federal, state and local legislation, regulation, inspection and licensure requirements similar to those of acute care hospitals. Many states have adopted a "patient's bill of rights" which provides for certain higher standards for patient care that are designed to decrease restrictions and enhance dignity in treatment.

Health Care Reform

The health care industry continues to face various challenges, including increased government and private payor pressure on health care providers to control costs, the migration of patients from acute care facilities into extended care and home care settings, and the vertical and horizontal consolidation of health care providers. The pressure to control health care costs intensified during 1994 and 1995 as a result of the national health care reform debate and continued as Congress attempted to slow the rate of growth of federal health care expenditures as part of its effort to balance the federal budget.

Changes in the law, new interpretations of existing laws, and changes in payment methodologies may have a dramatic effect on the definition of permissible or impermissible activities, the relative costs associated with doing business and the amount of reimbursement furnished by both government and other third-party payors. These changes may be applied retroactively under certain circumstances. The ultimate timing or effect of legislative efforts cannot be predicted and may impact us in different ways.

The Balanced Budget Act of 1997. The BBA was designed to produce several billion dollars in net savings for the Medicare and Medicaid programs over the five years following enactment.

The BBA repealed the Boren Amendment under which states were required to pay long-term care providers, including skilled nursing facilities, rates that were "reasonable and adequate to meet the cost which must be incurred by efficiently and economically operated facilities." As a result, states are now required by the BBA to do the following with respect to skilled nursing facility rates:

- Use a public process for determining rates;
- Publish proposed and final rates, the methodologies underlying the rates, and justifications for the rates and
- Give interested parties a reasonable opportunity for review and comment on the proposed rates, methodologies and justifications.

issues can be expected to continue in the future. There are numerous initiatives at the federal and state levels for comprehensive reforms affecting the payment for and delivery of health care services. Changes in the law, new interpretations of existing laws, and changes in payment methodology and enforcement priorities may have a dramatic effect on the definition of permissible or impermissible activities, the relative costs associated with doing business and the amount of reimbursement by both government and other third-party payors. These changes may be applied retroactively. The ultimate timing or effect of legislative efforts cannot be predicted and may impact us in different ways.

National health care spending accelerated 8.7 percent in 2001, reaching $1.4 trillion in total, or $5,035 per capita. Prompted mostly by sluggish economic growth and to some extent by faster-paced health spending, the share of Gross Domestic Product for health care spiked 0.8 percentage points in 2001 to 14.1 percent. Total public funding continued to accelerate, increasing 9.4 percent in 2001 and exceeding private funding growth for the second consecutive year. Public payments rose to $647 billion and paid for 45 percent of the nation's health. Important sources of growth were payment increases to Medicare providers by the BBRA and BIPA as well as increased Medicaid spending. Medicare expenditures increased 7.8 percent to $242 billion is 2001, and financed one-sixth of overall health care costs. With expenditures only slightly less than Medicare's, Federal and State Medicaid funded $224 billion in 2001. The weak economy and rising unemployment contributed to increased Medicaid enrollment (up 8.5 percent) and to a faster pace of spending growth in 2001 (up 10.8 percent) than in 2000 (up 8.8 percent). We believe that government and private efforts to contain or reduce health care costs will continue. These trends are likely to lead to reduced or slower growth in reimbursement for certain services provided by some of our lessees and mortgagors. We believe that the vast nature of the health care industry, the financial strength and operating flexibility of our operators and the diversity of our portfolio will mitigate the impact of any such diminution in reimbursements. However, we cannot predict whether any of the above proposals or any other proposals will be adopted and, if adopted, no assurance can be given that the implementation of such reforms will not have a material adverse effect on our financial condition or results of operations.

Objectives and Policies

We are organized to invest in income-producing health care related facilities. In evaluating potential investments, we consider such factors as:

- The geographic area, type of property and demographic profile;
- The location, construction quality, condition and design of the property;
- The expertise and reputation of the operator;
- The current and anticipated cash flow and its adequacy to meet operational needs and lease obligations;
- Whether the rent provides a competitive market return to our investors;
- The potential for capital appreciation;
- The tax laws related to real estate investment trusts;
- The regulatory and reimbursement environment in which the properties operate;
- Occupancy and demand for similar health facilities in the same or nearby communities;
- An adequate mix between private and government sponsored patients at health facilities;
- Potential alternative uses of the facilities; and
- Prospects for liquidity through financing or refinancing.

There are no limitations on the percentage of our total assets that may be invested in any one property or partnership. The Investment Committee of the Board of Directors may establish limitations as it deems appropriate from time to time. No limits have been set on the number of properties in which we will seek to invest, or on the concentration of investments in any one facility or any one city or state. We acquire our investments primarily for income.

At December 31, 2002, we had three series of preferred stock, $177.9 million in mortgage notes payable and $888.1 million in aggregate principal amount of debt securities which are senior to the common stock. We may, in the future, issue additional debt or equity securities which will be senior to the common stock. We have authority to offer shares of our capital stock in exchange for investments which conform to our standards and to repurchase or otherwise acquire our shares or other securities.

We may incur additional indebtedness when, in the opinion of our management and directors, it is advisable. For short-term purposes we from time to time negotiate lines of credit, or arrange for other short-term borrowings from banks or otherwise. We arrange for long-term borrowings through public offerings or from institutional investors.

In addition, we may incur additional mortgage indebtedness on real estate which we have acquired through purchase, foreclosure or otherwise. Where leverage is present on terms deemed favorable, we invest in properties subject to existing loans,

```
                                                      Health Care Property Investors
|----------------------------------------------|
|                                              50%
|                                  | Health Care Investors, III
|-- HCPI Mortgage Corp.           >|          50%
|       100%
|
|-- Texas HCP, Inc.               >|          99%
|         100%                     | Texas HCP Holding, L.P. >| HCPI/San Antonio LP
|                                  |        \   1%  /                  90%
|-- Texas HCP G.P., Inc.          >|         \      /
|       100%                       |          \99%/
|                                  | Texas HCP Medical Office Buildings, L.P.
|-- Texas HCP Medical G.P., Inc.  >|          1%
|       100%
|
|-- HCPI Trust
|       100%
|
|-- HCPI Knightdale, Inc.
|       100%
|
|-- Meadowdome LLC
|       100%
|
|-- AHE of Somerville, Inc.
|       100%
|
|-- AHP of Nevada, Inc.
|       100%
|
|-- AHP of Washington, Inc.
|       100%
|
|-- Tucson-Cal Associates, LLC
|       100%
|
|-- HCP Medical Office Buildings I, LLC
|       100%
|
|-- HCP Medical Office Buildings II, LLC
|       100%
|
|-- HCPI Investments, Inc.
|       100%
|
|-- Indiana HCP G.P., Inc.        >|  1%    -------|
|       100%                                      |
|                                                 |
|-- Indiana HCP I, Inc.           >| 49.5%  ------ |--- Indiana HCP, L.P.
|       100%                                      |          100%
|                                                 |
|-- Indiana HCP II, Inc.          >| 49.5%  ------ |
|       100%
|
|-- Consolidated Partnerships and Limited Liability Companies:
        Health Care Property Partners - 77%
        HCPI/Colorado Springs LP - 97%
        HCPI Indiana LLC - 90%
        HCPI Kansas LP - 97%
        HCPI/Little Rock LP - 97%
        HCPI/Utah LLC - 59% (Owns 100% of HCPI Davis North LLC)
        Fayetteville Health Associates LP - 97%
        Wichita Health Associates LP - 97%
        HCPI/Utah II LLC - 54% (Owns 100% of HCPI Stansbury LLC and HCPI Wesley LLC)
        HCPI Idaho Falls LLC - 100%
        Tampa HCP, LLC - 100%
        Jackson HCP, LLC - 100%
        HCPI Indiana - 100%

        Various Non-Consolidated LLCs*
```

* HCPI or a qualified REIT subsidiary is non-managing member and has a 9.8%-80% interest in the following limited liability companies:

Louisiana-Two Associates, LLC - 80%	Arborwood Living Center, LLC - 45%
Perris-Cal Associates, LLC - 80%	Edgewood Assisted Living LLC - 45%
Statesboro Associates, LLC - 80%	Greenleaf Living Center LLC - 45%
Vista-Cal Associates, LLC - 80%	Seminole Shores Living Center LLC - 50%
Ft. Worth-Cal Assoc. LLC - 80%	Fort Austin Real Estate Holdings, LLC - 9.8%

ARC Santa Catalina Real Estate Holdings, LLC - 9.8%
ARC Richmond Place Real Estate Holdings, LLC - 9.8%
ARC Holland Real Estate Holdings, LLC - 9.8%
ARC Sun City Center Real Estate Holdings, LLC - 9.8%
ARC Lake Seminole Square Real Estate Holdings, LLC - 9.8%
ARC Brandywine Real Estate Holdings, LLC - 9.8%

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is listed on the New York Stock Exchange. Set forth below for the fiscal quarters indicated are the reported high and low closing prices of our common stock on the New York Stock Exchange.

	2002		2001		2000	
	High	Low	High	Low	High	Low
First Quarter	$41.35	$35.80	$34 1/2	$29 1/4	$26	$23 11/16
Second Quarter	43.90	38.90	36 13/16	33	29	25
Third Quarter	44.50	36.80	38 5/8	33 3/4	30 1/2	26 3/8
Fourth Quarter	45.08	37.27	39 1/16	35 1/8	29 15/16	27 1/4

As of February 14, 2003 there were approximately 5,381 stockholders of record and approximately 73,358 beneficial stockholders of our common stock.

It has been our policy to declare quarterly dividends to the common stock shareholders so as to comply with applicable sections of the Internal Revenue Code governing REITs. The cash dividends per share paid on common stock are set forth below:

	2002	2001	2000
First Quarter	$.80	$.76	$.72
Second Quarter	.81	.77	.73
Third Quarter	.82	.78	.74
Fourth Quarter	.83	.79	.75

Boyer. On January 25, 1999, we completed the acquisition of a managing member interest in HCPI/Utah, LLC, a Delaware limited liability company ("HCPI/Utah"), in exchange for a cash contribution of approximately $18.9 million. In connection with this acquisition, several limited liability companies and general partnerships affiliated with The Boyer Company, L.C. ("Boyer") contributed a portfolio of 14 medical office buildings (including two ground leaseholds associated therewith) to HCPI/Utah with an aggregate equity value (net of assumed debt) of approximately $18.9 million. In exchange for this capital contribution, the contributing entities received 593,247 non-managing member units of HCPI/Utah. HCPI/Utah also issued 590,555 managing member units to HCPI. At the initial closing, HCPI/Utah was also granted the right to acquire additional medical office buildings. Four additional buildings have been contributed to HCPI/Utah and the contributing entities received 133,134 non-managing member units of HCPI/Utah and 510,609 managing member units were issued to us. An additional 56,489 non-managing member units were received by the contributing entities as a result of step-ups in value of certain of the buildings.

The Amended and Restated Limited Liability Company Agreement of HCPI/Utah (the "Agreement") provides that only we are authorized to act on behalf of HCPI/Utah and that we have responsibility for the management of its business.

The non-managing member units are exchangeable for common stock on a one for one basis (subject to certain adjustments, such as stock splits and reclassifications) or for an amount of cash equal to then-current market value of the shares of common stock into which the non-managing member units may be exchanged. HCPI/Utah relied on the exemption provided by Section 4(2) of the Securities Act of 1933, as amended, in connection with the issuance and sale of the non-managing member units. We have registered 753,273 shares of our common stock for issuance from time to time in exchange for units.

On August 17, 2001, we completed the acquisition of a managing member interest in HCPI/Utah, II, LLC, a Delaware limited liability company ("HCPI/Utah II"), in exchange for a cash contribution of approximately $32.8 million. In connection with the acquisition, several limited liability companies and general partnerships affiliated with Boyer, contributed a portfolio of four medical office buildings and five health care laboratory and biotech research facilities (seven of which buildings are owned through ground leasehold interests) to HCPI/Utah II with an aggregate equity value (net of assumed debt) of approximately $25.7 million. In exchange for this capital contribution, the contributing entities received 738,923 non-managing units of HCPI/Utah II. HCPI/Utah II also issued 942,670 managing member units to HCPI. At the initial closing, HCPI/Utah II was also granted the right to acquire eight additional medical office buildings. Subsequent contributions have resulted in the acquisition of three additional buildings. During 2002, HCPI/Utah II was granted the right to acquire and a new contributing entity contributed one additional medical office building to HCPI/Utah II. In connection with the contribution of these four buildings, the

	2002	2001	2000	1999	1998
Net Income Applicable to Common Shares	$ 112,480	$ 96,266	$ 108,867	$ 78,450	$ 78,635
Real Estate Depreciation	75,722	69,339	68,608	44,109	29,051
Impairment Losses on Real Estate	9,200	7,360	2,751	---	---
Joint Venture Adjustments	250	243	1,917	1,584	2,096
(Gain)/Loss and Depreciation on Real Estate Dispositions	1,558	6,167	(10,525)	(9,623)	(13,527)
Gain on Extinguishment of Debt	---	---	(274)	---	---
	$199,210	$179,375	$ 171,344	$ 114,520	$ 96,255

Impairment of Long-Lived Assets

We periodically review long-lived assets (primarily real estate, investments in unconsolidated joint ventures and notes receivable) for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. The determination of the fair value of the investment involves significant judgment. This judgment is based on analysis of the future operating results or projected rents for each long-lived asset. Our ability to accurately predict future cash flows may impact the determination of fair value.

If a decline in the fair market value of a long-lived asset occurs, we may be required to make determination as to whether the decline in fair value is other than temporary. Our assessment as to the nature of a decline in fair value is primarily based on estimates of expectations of future rents or future operating results, and our intent to hold the long-lived asset. If an investment is considered impaired and the decline in value is considered to be other than temporary, a write-down is recognized.

Discontinued Operations

We have reclassified certain facilities' operations as Discontinued Operations in accordance with Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" (Statement 144) which was issued in August 2001. Statement 144 established accounting and reporting standards requiring that long-lived assets to be disposed of be reported as Discontinued Operations if management has committed to a plan to sell the asset under usual and customary terms within one year of establishing the plan to sell. See Note 3 to the Consolidated Financial Statements for the impact of Statement 144 on previously reported periods.

Stock Options

As of January 1, 2002, we commenced recognizing compensation expense in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (Statement 123). The implementation of Statement 123 is prospective and therefore 2001 operating results have not been impacted. We use the Black Scholes model for calculating stock option expense. This model requires us to make certain estimates including stock volatility, discount rate and the termination discount factor. If we incorrectly estimate these variables, our results of operations could be affected.

Results of Operations

Year Ended December 31, 2002 as Compared to Year Ended December 31, 2001

Net Income applicable to common shares for the year ended December 31, 2002 totaled $112,480,000 or $1.93 per share on a diluted basis on revenue of $359,576,000. This compares to Net Income applicable to common shares of $96,266,000 or $1.78 per share on a diluted basis on revenue of $328,116,000 for 2001. Included in Net Income applicable to common shares for the year ended December 31, 2002, is a net loss on real estate dispositions of $1,130,000, or $0.02 per share on a diluted basis, and a write-down of $9,200,000, or $0.15 per share on a diluted basis, to fair value of eight facilities (see Note 3 to the Consolidated Financial Statements). Included in Net Income applicable to common shares for the year ended December 31 2001 is a net loss on real estate dispositions of $5,048,000, or $0.09 per share on a diluted basis, and a write-down of $7,360,000, or $0.14 per share on a diluted basis, to fair value of seven facilities.

Rental Income attributable to Triple-Net Leases for the year ended December 31, 2002 increased 7.6%, or $16,959,000, to $240,537,000. The increase is primarily the result of acquisitions made during 2001 and 2002 which resulted in the addition of 39 more facilities (see Note 3 to the Consolidated Financial Statements). Rental Income attributable to Managed Properties for the year ended December 31, 2002 increased 10.3% or $8,512,000, to $91,200,000 with a related increase in Managed Properties Operating Expenses of 11.0% or $3,256,000, to $32,720,000. These increases were generated primarily from 2001 and 2002 acquisition and construction activity which resulted in the addition of 17 more facilities (see Note 3 to the Consolidated Financial Statements). Interest and Other Income for the year ended December 31, 2002, increased 27.4%, or $5,989,000 to $27,839,000 as a result of the new loan with ARC (see Note 6 to the Consolidated Financial Statements) as well as a loan prepayment fee we collected in the fourth quarter of 2002.

Interest Expense for the year ended December 31, 2002, decreased $537,000 to $77,952,000. The decrease is primarily due to the refinancing of $124,579,000 of long-term debt with lower rate short-term and long-term debt. Real Estate Depreciation increased 9% or $6,383,000 to $75,722,000 for the year ended December 31, 2002 as a result of the 2002 and 2001 acquisitions. General and Administrative Expenses for the year ended December 31, 2002 increased 40%, or $5,233,000, to $18,408,000. The increase is primarily the result of costs of $2,600,000 related to vacant and troubled properties and

Liquidity and Capital Resources

We have financed investments through the sale of common and preferred stock, the issuance of long-term debt, the assumption of mortgage debt, the mortgaging of certain of our properties, the use of short-term bank lines, the use of internally generated cash flows and through the disposition of assets. Management believes that our liquidity and sources of capital are adequate to finance our operations for the foreseeable future. Future investments in additional facilities (see Note 9 to the Consolidated Financial Statements) will be dependent on the availability of cost-effective sources of capital.

At December 31, 2002, stockholders' equity totaled $1,280,889,000. Our debt to equity ratio was 1.04 to 1.00. For the year ended December 31, 2002, FFO (before interest expense) covered Interest Expense 3.50 to 1.00.

Equity

In May 2001, we issued 4,025,000 shares of common stock at $34.80 per share, generating net proceeds of $133,000,000. In March 2001 we introduced our Dividend Reinvestment and Stock Purchase Plan (DRIP). As of December 31, 2002, 2,946,974 shares have been issued with net proceeds of $113,191,788 realized under the DRIP. During the year ended December 31, 2002, an additional $18,197,000 has been realized through the exercise of stock options.

We used the net equity proceeds to pay down short-term borrowings under our revolving lines of credit pending deployment on long-term investments. We invested any excess funds in short-term investments until they were needed for acquisitions or development.

As of December 31, 2002, there were a total of 1,678,512 non-managing member units outstanding in three limited liability companies of which we are the managing member: HCPI/Utah, LLC, HCPI/Utah II, LLC and HCPI/Indiana, LLC. These non-managing member units are currently convertible into our common stock on a one-for-one basis. During 2002, we issued 126,250 non-managing member units of HCPI/Utah II, LLC as part of the acquisition of one medical office building and one health care laboratory and biotech research facility. In addition, during 2002, 124,487 non-managing member units were converted into the same number of shares of our common stock.

Senior Unsecured Debt

In June 2002, we issued $250,000,000 of 6.45% coupon (6.74% effective rate after including related costs) Senior Notes due 2012. Interest on these notes is payable semi-annually in June and December.

The following table summarizes the Medium Term Note (MTN) financing activities since January 2000:

Date	Maturity	Coupon Rate	Amount Issued/(Redeemed)
February 2000	—	8.87%	$(10,000,000)
February 2000	4 years	9.00%	25,000,000
March–November 2001	—	7.05% – 8.82%	(14,000,000)
January–August 2002	—	7.41% – 8.81%	(17,000,000)
December 2002	—	6.62%	(8,579,000)

Since 1986 debt rating agencies have rated our Senior Notes investment grade. Current senior debt ratings are Baa2 from Moody's and BBB+ from both Standard & Poor's and Fitch.

Secured Debt

At December 31, 2002, we had a total of $177,922,000 in Mortgage Notes Payable secured by 35 health care facilities with a net book value of approximately $309,734,000. Interest rates on the Mortgage Notes ranged from 2.78% to 10.63%.

As part of our investment in ARC (see Note 6 to the Consolidated Financial Statements), we have a 9.8% equity interest in each of seven limited liability companies which own an aggregate of nine retirement living communities. The nine retirement living communities owned by the seven limited liability companies collateralize approximately $170,000,000 of first mortgages with fixed and variable interest rates ranging from 2.25% to 9.5% and maturity dates ranging from May 2004 to June 2025.

Contractual Obligations and Contingent Liabilities

As of December 31, 2002, our contractual payment obligations and contingent liabilities were as follows:

	2003	2004-2006	2007-2009	Thereafter	Total
	(Amounts in thousands)				
Contractual Obligations:					
Long-Term Debt	$117,000	$652,000	$255,000	$380,000	$1,404,000
Contingent Liabilities:					
Lines of Credit		276,000			276,000
Letters of Credit		4,000			4,000
Guarantees	2,000	3,000	2,000	2,000	9,000
Total Contingent Liabilities	$ 2,000	$283,000	$ 2,000	$ 2,000	$ 289,000

Other

During the first two quarters of 2000, we repurchased $31,090,000 of our 6% convertible subordinated notes due November 8, 2000 in open market transactions at a gain of $274,000. The balance of $68,910,000 was paid off on the due date.

Retained Cash Flows

Since our inception in May 1985, we have recorded approximately $1,354,918,000 in FFO. Of this amount, we have distributed a total of $1,171,124,000, or 86.4%, to stockholders as dividends on common stock. We have retained the balance of $183,794,000 and used it as an additional source of capital.

Total dividends paid on common stock during the year ended December 31, 2002 were $188,449,000, and as a percentage of FFO was 94.6%. During the first quarter of 2003, we declared a dividend of $0.83 per common share or approximately $49,500,000 in the aggregate.

Available Shelf Registrations

In April 2002, we filed a registration statement with the Securities and Exchange Commission for the registration of $975,000,000 of debt and equity securities that may be issued from time to time. As of December 31, 2002, we have $725,000,000 available for future issuances of debt and equity securities.

Letters of Credit and Security Deposits

At December 31, 2002, we held approximately $12,346,000 in depository accounts and $47,396,000 in irrevocable letters of credit from commercial banks to secure a number of lessees' lease and borrowers' loan obligations. We may draw upon the letters of credit or depository accounts if there are any defaults under the leases or loans. Amounts available under letters of credit could change based upon facility operating conditions and other factors, and such changes may be material.

Facility Rollovers

We have concluded a significant number of "facility rollover" transactions on properties that have been under long-term leases and mortgages. Facility rollover transactions principally include lease renewals and renegotiations, leases with new operators on an existing property, exchanges, sales of properties and payoffs on mortgage receivables. The annualized impact on a pro forma FFO basis as if the facility rollover transactions had occurred on January 1 of each year and the number of facility rollovers is listed below. Sales of properties and mortgage receivable pay off proceeds are assumed to be reinvested at 10% for purposes of the table.

Sun Healthcare

Sun Healthcare did not pay February 2003 rent and requested that we terminate the leases for four facilities leased directly from us. Annual rent on the four facilities aggregated $2,400,000 in 2002. We are actively negotiating terms with replacement operators for these facilities. At year end, Sun operated five other facilities through sub-leases and management contracts and our annual rental income on those five facilities for 2002 was approximately $3,200,000. Three of these five properties are now operated by a third party. We preliminarily estimate that fair market annual rents are $1,000,000, less than rents on the six facilities operated by Sun. The current book value of the nine facilities, net of depreciation, was approximately $27 million at December 31, 2002.

Cautionary Language Regarding Forward Looking Statements

Statements in this Annual Report that are not historical factual statements are "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The statements include, among other things, statements regarding the intent, belief or expectations of HCPI and its officers and can be identified by the use of terminology such as "may," "will," "expect," "believe," "intend," "plan," "estimate," "should" and other comparable terms or the negative thereof. In addition, we, through our senior management, from time to time make forward looking oral and written public statements concerning our expected future operations and other developments. Readers are cautioned that, while forward looking statements reflect our good faith belief and best judgment based upon current information, they are not guarantees of future performance and are subject to known and unknown risks and uncertainties. Actual results may differ materially from the expectations contained in the forward looking statements as a result of various factors. In addition to the factors set forth under the caption Risk Factors in this Annual Report, readers should consider the following:

(a) Legislative, regulatory, or other changes in the health care industry at the local, state or federal level which increase the costs of or otherwise affect the operations of our lessees;
(b) Changes in the reimbursement available to our lessees and mortgagors by governmental or private payors, including changes in Medicare and Medicaid payment levels and the availability and cost of third party insurance coverage;
(c) Competition for lessees and mortgagors, including with respect to new leases and mortgages and the renewal or rollover of existing leases;
(d) Availability of suitable health care facilities to acquire at a favorable cost of capital and the competition for such acquisition and financing of health care facilities;
(e) The ability of our lessees and mortgagors to operate our properties in a manner sufficient to maintain or increase revenues and to generate sufficient income to make rent and loan payments;
(f) The financial weakness of operators in the long-term care and assisted living sectors, including the bankruptcies of certain of our tenants, which results in uncertainties in our ability to continue to realize the full benefit of such operators' leases;
(g) Changes in national or regional economic conditions, including changes in interest rates and the availability and cost of capital; and
(h) The risk that we will not be able to sell or lease facilities that are currently vacant.

Item 7a. DISCLOSURES ABOUT MARKET RISK

Our investments are financed by the sale of common and preferred stock, long-term and medium-term debt, internally generated cash flows, and some short-term bank debt.

We generally have fixed base rent on our leases; in addition, there can be additional rent based on a percentage of increased revenue over specified base period revenue of the properties and/or increases based on inflation indices or other factors. Financing costs are comprised of dividends on preferred and common stock, fixed interest on long-term and medium-term debt and short-term interest on bank debt.

On a more limited basis, we have provided mortgage loans to operators of health care facilities in the normal course of business. All of the mortgage loans receivable have fixed interest rates or interest rates with periodic fixed increases. Therefore, the mortgage loans receivable are all considered to be fixed rate loans, and the current interest rate (the lowest rate) is used in the computation of market risk provided in the following table if material.

We may assume existing mortgage notes payable as part of an acquisition transaction. Currently we have two mortgage notes payable with variable interest rates and the remaining mortgage notes payable have fixed interest rates or interest rates with fixed periodic increases. Our Senior Notes are at fixed rates with one exception for a $25,000,000 variable rate senior note for

PART III

Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Our executive officers were as follows on February 20, 2003:

Name	Age	Position
Kenneth B. Roath	67	Chairman and Chief Executive Officer
James F. Flaherty III	45	President and Chief Operating Officer
James G. Reynolds	51	Executive Vice President and Chief Financial Officer
Edward J. Henning	49	Senior Vice President, General Counsel and Corporate Secretary
Stephen R. Maulbetsch	46	Senior Vice President – Acquisitions

There is hereby incorporated by reference the information appearing under the captions "Board of Directors and Officers" and "Compliance with Section 16(a) of the Securities Exchange Act of 1934" in the Registrant's definitive proxy statement relating to its Annual Meeting of Stockholders to be held on May 7, 2003.

Item 11. EXECUTIVE COMPENSATION

There is hereby incorporated by reference the information under the caption "Executive Compensation" in the Registrant's definitive proxy statement relating to its Annual Meeting of Stockholders to be held on May 7, 2003.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

There is hereby incorporated by reference the information under the captions "Principal Stockholders" and "Board of Directors and Officers" in the Registrant's definitive proxy statement relating to its Annual Meeting of Stockholders to be held on May 7, 2003.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There is hereby incorporated by reference the information under the caption "Certain Transactions" and "Compensation Committee Interlocks and Insider Participation" in the Registrant's definitive proxy statement relating to its Annual Meeting of Stockholders to be held on May 7, 2003.

Item 14. CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Also, we have investments in certain unconsolidated entities. As we do not control or manage these entities, our disclosure controls and procedures with respect to such entities are necessarily substantially more limited than those we maintain with respect to our consolidated subsidiaries.

Within 90 days prior to the date of this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective.

There have been no significant changes in our internal controls or in other factors that could significantly affect the internal controls subsequent to the date we completed our evaluation.

documents except the parties thereto. The parties to these other documents, other than HCPI, were Boyer Centerville Clinic Company, L.C., Boyer Elko, L.C., Boyer Desert Springs, L.C., Boyer Grantsville Medical, L.C., Boyer-Ogden Medical Associates, LTD., Boyer Ogden Medical Associates No. 2, LTD., Boyer Salt Lake Industrial Clinic Associates, LTD., Boyer-St. Mark's Medical Associates, LTD., Boyer McKay-Dee Associates, LTD., Boyer St. Mark's Medical Associates #2, LTD., Boyer Iomega, L.C., Boyer Springville, L.C., and - Boyer Primary Care Clinic Associates, LTD. #2.

4.8 Form of Deposit Agreement (including form of Depositary Receipt with respect to the Depositary Shares, each representing one-one hundredth of a share of our 8.60% Cumulative Redeemable Preferred Stock, Series C) (incorporated by reference to exhibit 4.8 to HCPI's quarterly report on Form 10-Q for the period ended March 31, 2001) dated as of March 1, 2001 by and among HCPI, Wells Fargo Bank Minnesota, N.A. and the holders from time to time of the Depositary Shares described therein.

4.9 Indenture, dated as of January 15, 1997, between American Health Properties, Inc. and The Bank of New York, as trustee (incorporated herein by reference to exhibit 4.1 to American Health Properties, Inc.'s current report on Form 8-K (file no. 001-09381), dated January 21, 1997).

4.10 First Supplemental Indenture, dated as of November 4, 1999, between HCPI and The Bank of New York, as trustee (incorporated by reference to HCPI's quarterly report on Form 10-Q for the period ended September 30, 1999).

4.11 Dividend Reinvestment and Stock Purchase Plan, dated November 9, 2000 (incorporated by reference to exhibit 99.1 to HCPI's registration statement on Form S-3 dated November 13, 2000, registration number 333-49796).

4.12 Registration Rights Agreement dated August 17, 2001 between HCPI, Boyer Old Mill II, L.C., Boyer-Research Park Associates, LTD., Boyer Research Park Associates VII, L.C., Chimney Ridge, L.C., Boyer-Foothill Associates, LTD., Boyer Research Park Associates VI, L.C., Boyer Stansbury II, L.C., Boyer Rancho Vistoso, L.C., Boyer-Alta View Associates, LTD., Boyer Kaysville Associates, L.C., Boyer Tatum Highlands Dental Clinic, L.C., Amarillo Bell Associates, Boyer Evanston, L.C., Boyer Denver Medical, L.C., Boyer Northwest Medical Center Two, L.C., and Boyer Caldwell Medical, L.C. (incorporated by reference to exhibit 4.12 to HCPI's annual report on Form 10-K for the year ended December 31, 2001).

4.13 Acknowledgment and Consent dated as of June 12, 2002 by and among Merrill Lynch Private Finance Inc., The Boyer Company, L.C., HCPI/Utah, LLC, the unitholders of HCPI/Utah, LLC. and HCPI (incorporated by reference to exhibit 4.13 to HCPI's quarterly report on Form 10-Q for the period ended June 30, 2002).

4.14 Acknowledgment and Consent dated as of June 12, 2002 by and among Merrill Lynch Private Finance Inc., The Boyer Company, L.C., HCPI/Utah II, LLC, the unitholders of HCPI/Utah II, LLC. and HCPI (incorporated by reference to exhibit 4.14 to HCPI's quarterly report on Form 10-Q for the period ended June 30, 2002).

10.1 Amendment No. 1, dated as of May 30, 1985, to Partnership Agreement of Health Care Property Partners, a California general partnership, the general partners of which consist of HCPI and certain affiliates of Tenet (incorporated by reference to exhibit 10.1 to HCPI's annual report on Form 10-K for the year ended December 31, 1985).

10.2 HCPI Second Amended and Restated Directors Stock Incentive Plan (incorporated by reference to exhibit 10.43 to HCPI's quarterly report on Form 10-Q for the period ended March 31, 1997).*

10.3 HCPI Second Amended and Restated Stock Incentive Plan (incorporated by reference to exhibit 10.44 to HCPI's quarterly report on Form 10-Q for the period ended March 31, 1997).*

10.4 First Amendment to Second Amended and Restated Directors Stock Incentive Plan, effective as of November 3, 1999 (incorporated by reference to exhibit 10.1 to HCPI's quarterly report on Form 10-Q for the period ended September 30, 1999).*

10.5 Second Amendment to Second Amended and Restated Directors Stock Incentive Plan, effective as of January 4, 2000 (incorporated by reference to exhibit 10.15 to HCPI's annual report on Form 10-K for the year ended December 31, 1999).*

10.6 First Amendment to Second Amended and Restated Stock Incentive Plan effective as of November 3, 1999 (incorporated by reference to exhibit 10.3 to HCPI's quarterly report on Form 10-Q for the period ended September 30, 1999).*

10.7 HCPI 2000 Stock Incentive Plan, effective as of March 23, 2000 (incorporated by reference to exhibit 10.7 to HCPI's annual report on Form 10-K for the year ended December 31, 2001).*

10.25 Amendment to Employment Agreement dated October 8, 2002 between HCPI and Kenneth B. Roath (incorporated by reference to exhibit 10.25 to HCPI's quarterly report on Form 10-Q for the period ended September 30, 2002).*

10.26 Revolving Credit Agreement, dated as of October 11, 2002, among HCPI, each of the banks identified on the signature pages hereof, The Bank of New York, as agent for the banks and as issuing bank, Bank of America, N.A. and Wachovia Bank, N.A., as syndicating agents, Wells Fargo Bank, N.A., as documentation agent, with Credit Suisse First Boston, Deutche Bank A.G. and Fleet National Bank as managing agents, and BNY Capital Markets, Inc., as lead arranger and book runner (incorporated by reference to exhibit 10.26 to HCPI's quarterly report on Form 10-Q for the period ended September 30, 2002).

10.27 Settlement Agreement and General Release between HCPI and Devasis Ghose.*

21.1 List of Subsidiaries

23.1 Consent of Independent Auditors

* Management Contract or Compensatory Plan or Arrangement.

For the purposes of complying with the amendments to the rules governing Form S-8 (effective July 13, 1990) under the Securities Act of 1933, the undersigned registrant hereby undertakes as follows, which undertaking shall be incorporated by reference into registrant's Registration Statement on Form S-8 No.s 33-28483 and 333-90353 filed May 11, 1989 and November 5, 1999, respectively, and Form S-8 No.s 333-54786 and 333-54784 each filed February 1, 2001.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

CERTIFICATIONS

I, Kenneth B. Roath, certify that:

1. I have reviewed this annual report on Form 10-K of Health Care Property Investors, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining the disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report ("Evaluation Date"); and

   c) Presented in this annual report our conclusions about the effectiveness of the disclosure control and procedures based on our evaluation as of the Evaluation Date.

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: February 20, 2003

/s/ Kenneth B. Roath
Kenneth B. Roath
Chief Executive Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Schedules II and III have been intentionally omitted as information is in the Notes to Consolidated Financial Statements.

HEALTH CARE PROPERTY INVESTORS, INC.

CONSOLIDATED BALANCE SHEETS

(Dollar amounts in thousands, except par values)

	December 31,	
	2002	2001
ASSETS		
Real Estate Investments:		
Buildings and Improvements	$2,514,876	$2,267,030
Accumulated Depreciation	(424,788)	(339,971)
	2,090,088	1,927,059
Construction in Progress	6,873	11,616
Land	274,450	255,881
	2,371,411	2,194,556
Loans Receivable, Net	300,165	176,286
Investments in and Advances to Joint Ventures	32,664	21,750
Accounts Receivable, Net of Allowance for Doubtful Accounts of $2,918 and $1,731 as of December 31, 2002 and 2001	22,382	20,940
Other Assets	13,300	9,213
Cash and Cash Equivalents	8,495	8,408
TOTAL ASSETS	$2,748,417	$2,431,153
LIABILITIES AND STOCKHOLDERS' EQUITY		
Bank Notes Payable	$ 267,800	$ 108,500
Senior Notes Payable	888,126	764,230
Mortgage Notes Payable	177,922	185,022
Accounts Payable, Accrued Expenses and Deferred Income	62,145	56,709
Minority Interests in Joint Ventures	13,017	13,767
Minority Interests Convertible into Common Stock	58,518	56,201
Stockholders' Equity:		
Preferred Stock, $1.00 par value: Authorized - 50,000,000 shares; 11,721,600 shares outstanding as of December 31, 2002 and 2001	274,487	274,487
Common Stock, $1.00 par value; 200,000,000 shares authorized; 59,469,600 and 56,386,868 outstanding as of December 31, 2002 and 2001	59,470	56,387
Additional Paid-In Capital	1,211,551	1,100,743
Other Equity	(11,705)	(7,948)
Cumulative Net Income	1,020,464	883,084
Cumulative Dividends	(1,273,378)	(1,060,029)
Total Stockholders' Equity	1,280,889	1,246,724
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$2,748,417	$2,431,153

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

HEALTH CARE PROPERTY INVESTORS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Amounts in thousands)

	Preferred Stock		Common Stock						
	Number of Shares	Amount	Number of Shares	Par Value Amount	Additional Paid-In Capital	Cumulative Net Income	Cumulative Dividends	Other Equity	Total Stockholders' Equity
December 31, 1999	11,745	$275,041	51,421	$51,421	$940,471	$628,151	$(694,827)	$(4,595)	$1,195,662
Issuances of Common Stock, Net			75	75	2,093				2,168
Exercise of Stock Options			55	55	1,383				1,438
Net Income						133,767			133,767
Stock Repurchase	(23)	(554)	(677)	(677)	(16,765)				(17,996)
Dividends Paid - Preferred Shares							(24,900)		(24,900)
Dividends Paid - Common Shares							(150,179)		(150,179)
Deferred Compensation								(487)	(487)
Notes Receivable From Officers								(190)	(190)
December 31, 2000	11,722	274,487	50,874	50,874	927,182	761,918	(869,906)	(5,272)	1,139,283
Issuances of Common Stock, Net			4,927	4,927	159,345				164,272
Exercise of Stock Options			586	586	14,216				14,802
Net Income						121,166			121,166
Dividends Paid - Preferred Shares							(24,900)		(24,900)
Dividends Paid - Common Shares							(165,223)		(165,223)
Deferred Compensation								(1,026)	(1,026)
Notes Receivable From Officers								(510)	(510)
Other Comprehensive Income/(Loss):									
Accumulated Comprehensive Loss (See Note 2)								(1,140)	(1,140)
December 31, 2001	11,722	274,487	56,387	56,387	1,100,743	883,084	(1,060,029)	(7,948)	1,246,724
Issuances of Common Stock, Net			2,447	2,447	93,247				95,694
Exercise of Stock Options			636	636	17,561				18,197
Net Income						137,380			137,380
Dividends Paid - Preferred Shares							(24,900)		(24,900)
Dividends Paid - Common Shares							(188,449)		(188,449)
Deferred Compensation								(3,763)	(3,763)
Notes Receivable From Officers								170	170
Other Comprehensive Income/(Loss):									
Accumulated Comprehensive Loss (See Note 2)								(164)	(164)
December 31, 2002	11,722	$274,487	59,470	$59,470	$1,211,551	$1,020,464	$(1,273,378)	$(11,705)	$1,280,889

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

HEALTH CARE PROPERTY INVESTORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) THE COMPANY

Health Care Property Investors, Inc., a Maryland corporation, was organized in March 1985 to qualify as a real estate investment trust (REIT). Health Care Property Investors, Inc. and its affiliated subsidiaries and partnerships (HCPI) were organized to invest in health care related properties located throughout the United States. As of December 31, 2002, we own or have investments in 463 properties located in 43 states. The properties include 184 long-term care facilities, 101 assisted living facilities, 90 medical office buildings (MOBs), 35 physician group practice clinics, 22 acute care hospitals, 14 retirement living communities, nine freestanding rehabilitation hospitals and eight health care laboratory and biotech research facilities. As of December 31, 2002, we provided mortgage loans on or leased these properties to 96 health care operators and to approximately 650 tenants in the managed portfolio (defined in the following text).

(2) SIGNIFICANT ACCOUNTING POLICIES

Rental And Interest Income:

Rental Income includes base and additional rental income. Additional rental income is generated by a percentage of increased revenue over specified base period revenue of the properties and/or increases based on inflation indices or other factors.

We have certain leases and mortgages that have contractual fixed increases in rents and interest. We record straight-line rents and interest in cases where we believe such rents and interest are sustainable.

During 2000, we adopted the Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 101 (SAB 101) "Revenue Recognition in Financial Statements." Under SAB 101, we are required to defer income recognition of additional rents that are based on facility revenue increases until an annual (rather than quarterly) contractual facility revenue hurdle is exceeded. Due to our current lease structures, SAB 101 will delay the recognition of certain additional rents from the first quarter of a year to subsequent quarters of the year. We previously followed the practice of estimating and applying rents ratably throughout each of the quarters. SAB 101 had no impact on our results of operations for the years ended December 31, 2002 and 2001 and had a minor impact in reducing income by $300,000 in our results of operations for the year ended December 31, 2000.

Managed Property Operations:

We have ownership interests in 67 MOBs, 26 physician group practice clinics, 8 health care laboratory and biotech research facilities and one surgery center which are managed by independent property management companies on our behalf. These facilities are leased to multiple tenants under gross, modified gross or triple net leases. Rental income is recorded under Rental Income, Managed Properties in our financial statements. Expenses related to the operation of these facilities are recorded as Managed Properties Operating Expenses.

Real Estate:

We record the acquisition of real estate at cost and use the straight-line method of depreciation for buildings and improvements over estimated useful lives ranging up to 45 years. We periodically evaluate our investments in real estate for potential impairment by comparing our investment to the expected future cash flows to be generated from the properties. If such impairments were to occur, we would write-down our investment in the property to estimated fair value. In addition, certain of our investments are in the process of being sold. In instances where the expected sales price is projected to be less than the net investment we will write-down our investment in the property to fair value. Acquisition, development and construction arrangements are accounted for as real estate investments/joint ventures or loans based on the characteristics of the arrangements.

Investments In Consolidated Subsidiaries And Partnerships:

We consolidate the accounts of our subsidiaries and certain general and limited partnerships which are majority owned and controlled. All significant intercompany investments, accounts and transactions have been eliminated.

Use Of Estimates In The Preparation Of Financial Statements:

Management is required to make estimates and assumptions in the preparation of financial statements in conformity with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expense during the reporting period. Actual results could differ from those estimates.

Reclassification:

Reclassifications have been made for comparative financial statement presentation.

(3) REAL ESTATE INVESTMENTS

The Company was organized to make long-term, equity-oriented investments principally in operating, income-producing health care related properties.

Leases:

Under the terms of our triple net lease agreements, we earn fixed monthly base rental income and may earn periodic additional rental income. At December 31, 2002, minimum future rental income from 384 properties with non-cancelable operating leases are as follows:

Year	Total Non-Cancelable Lease-Revenues	Non-Cancelable Lease Revenues Subject to Purchase Options (1)	Properties Subject to Purchase Options
2003	$ 304,555	$ 14,329	30
2004	249,052 (2)	49,528 (2)	16
2005	224,960 (2)	8,566	10
2006	209,809	6,576	12
2007	193,985	6,755	6
Thereafter	908,113	46,576	68
Total	$2,090,474	$132,330	142

(1) Total Non-Cancelable Lease Revenues subject to purchase option in the year shown. The 2003 amount includes $6,397 of non-cancelable lease revenues from all facilities in which a purchase option was available in the prior years, was not exercised and remains available to exercise and for which revenue would not be recognized if the option was exercised.

(2) The 2004 and 2005 amounts are impacted by eight hospitals leased to Tenet Healthcare Corporation that come up for renewal or purchase option in either 2004 or 2005. Six of the leases were renewed in 1999 for a five year term. Non-cancelable lease revenues of $43,061 and $9,231 for 2004 and 2005, respectively, relate to these eight hospitals.

Purchase options are generally at fair value and at an amount in excess of the original purchase price.

Investments:

During the years ended December 31, 2002 and 2001, we completed the following investment activity:

	2002	2001
Acquisition of Properties	$232,500,000	$190,000,000
Loans and Equity Investments	154,800,000	10,000,000
New Construction and Expansion	29,700,000	40,000,000
Total Investments	$417,000,000	$240,000,000

The following tabulation lists our total real estate investments and related mortgage notes payable at December 31, 2002 (Dollar amounts in thousands):

Facility Location	Number of Facilities	Land	Buildings & Improvements	Total Investments	Accumulated Depreciation	Mortgage Notes Payable (Note 8)
LONG-TERM CARE FACILITIES						
Arizona	3	$ 809	$ 10,208	$ 11,017	$ 1,473	$ ---
Arkansas	6	209	8,233	8,442	3,887	---
California	13	5,609	23,814	29,423	16,356	---
Colorado	5	1,891	20,590	22,481	7,961	---
Florida	9	6,609	29,007	35,616	10,889	---
Indiana	32	5,419	137,448	142,867	23,973	---
Kansas	3	788	10,719	11,507	4,638	74
Maryland	3	1,287	21,655	22,942	9,919	---
Massachusetts	5	1,587	15,312	16,899	10,826	---
Michigan	3	451	9,896	10,347	2,474	---
North Carolina	7	1,342	23,547	24,889	7,818	2,547
Ohio	12	2,365	53,220	55,585	15,490	632
Oklahoma	12	2,368	22,771	25,139	5,089	---
Tennessee	13	1,807	59,509	61,316	16,941	---
Texas	9	1,526	33,865	35,391	3,967	---
Wisconsin	6	1,147	17,931	19,078	9,285	---
Other (14 States)	21	7,511	71,039	78,550	19,426	---
Total Long-Term Care Facilities	162	42,725	568,764	611,489	170,412	3,253
ACUTE CARE HOSPITALS						
California	4	36,836	190,438	227,274	25,322	---
North Carolina	1	2,600	69,900	72,500	6,324	---
Other (9 States)	14	24,295	293,036	317,331	34,208	---
Total Acute Care Hospitals	19	63,731	553,374	617,105	65,854	---
ASSISTED LIVING CENTERS						
California	7	3,240	34,221	37,461	4,301	---
Florida	11	9,322	38,313	47,635	5,076	---
Louisiana	3	1,280	16,096	17,376	2,486	---
New Jersey	4	1,619	19,996	21,615	3,301	---
Pennsylvania	3	515	17,207	17,722	3,907	---
South Carolina	4	722	12,031	12,753	1,304	---
Texas	22	7,138	97,973	105,111	14,942	---
Washington	3	845	11,557	12,402	2,119	---
Other (17 States)	24	13,049	144,209	157,258	21,761	75
Total Assisted Living Centers	81	37,730	391,603	429,333	59,197	75
RETIREMENT LIVING COMMUNITIES						
Florida	1	3,250	26,786	30,036	683	---
South Carolina	2	1,045	30,839	31,884	6,748	---
Texas	2	2,470	22,560	25,030	592	---
Total Retirement Living Communities	5	$ 6,765	$ 80,185	$ 86,950	$ 8,023	$ ---

(4) DISCONTINUED OPERATIONS

Statement 144 requires that the operating results generated on long-lived assets to be disposed of be reclassified as Discontinued Operations. The reclassification has no impact on Net Income, FFO or per share amounts.

When we have committed to a plan to sell the asset under usual and customary terms within one year of establishing the plan to sell, the financial results for all periods presented are reclassified as Discontinued Operations. The following illustrates the net reclassification impact of Statement 144 on previously issued financial statements as a result of classifying facilities as Discontinued Operations during 2002.

Increase/(Decrease) in Income From Operations from amounts previously stated:

	Year Ended December 31, 2001	Year Ended December 31, 2000
Rental Income, Triple Net Properties	$ (2,932)	$ (2,758)
Rental Income, Managed Properties	(1,404)	(1,588)
Interest and Other Income	(8)	(102)
	(4,344)	(4,448)
Real Estate Depreciation	1,119	1,231
Managed Properties Operating Expenses	641	283
General and Administrative Expenses	64	--
	1,824	1,514
Discontinued Operations	$ (2,520)	$ (2,934)

For the year ended December 31, 2002, we had 13 facilities classified as Discontinued Operations. Included in Discontinued Operations is operating income from these 13 facilities of $1,332,000 for the year ended December 31, 2002. Of these 13 facilities, seven have been sold and six with a net book value of $7,900,000 had not yet been sold as of December 31, 2002.

(5) OPERATORS (unaudited)

Major Operators:

Listed below are our major operators which represent three percent or more of our revenue, the investment in properties operated by those operators, and the percentage of total revenue from these operators for the years ended December 31, 2002, 2001 and 2000. All of the companies listed below are publicly traded companies and are subject to the informational filing requirements of the Securities and Exchange Act of 1934, as amended, and accordingly file periodic financial statements on Form 10-K and Form 10-Q with the Securities and Exchange Commission.

	Investment at December 31, 2002 (Amounts in thousands)	Percentage of Total Revenue For the Years Ended December 31, 2002	2001	2000
Tenet Healthcare Corporation (Tenet)	$ 459,773	16%	17%	17%
Kindred Healthcare, Inc. (Kindred)	93,312	5	5	5
HealthSouth Corporation (HealthSouth)	113,979	4	5	5
Emeritus Corporation (Emeritus)	169,157	4	4	4
American Retirement Corporation (ARC)	206,486	3	*	*
HCA, Inc. (HCA)	80,368	3	3	3
Beverly Enterprises, Inc. (Beverly)	92,543	3	4	4
Centennial Healthcare Corp, (Centennial)	67,090	3	3	3
	$1,282,708	41%	41%	41%

* Less than 1%

(6) INVESTMENTS IN AND ADVANCES TO JOINT VENTURES AND ARC LOAN

We have an 80% interest in five joint ventures that lease six long-term care facilities and a 45%-50% interest in four joint ventures that each operate an assisted living facility. Since the other members in these joint ventures have significant voting rights relative to acquisition, sale and refinancing of assets as well as approval rights with respect to budgets, we account for these investments using the equity method of accounting.

Combined summarized unaudited financial information of the joint ventures follows:

	December 31,	
	2002	2001
	(Amounts in thousands)	
Real Estate Investments, Net	$ 328,659	$ 35,691
Other Assets	2,206	2,770
Total Assets	$ 330,865	$ 38,461
Notes Payable to Third Parties	$ 15,017	$ 15,173
Mortgage Notes Payable to Third Parties - ARC	169,787	---
Accounts Payable	1,303	2,085
Other Partners' Capital/(Deficit)	112,094	(547)
Investments and Advances from HCPI, Net	32,664	21,750
Total Liabilities and Partners' Capital	$ 330,865	$ 38,461
Rental and Interest Income	$ 12,397	$ 4,321
Net Income/(Loss)	$ 895	$ (817)
Company's Equity in Joint Venture Operations	$ 154	$ 7
Distributions to HCPI	$ 1,789	$ 953

On September 30, 2002 we completed a $125,000,000 total investment in subsidiaries of American Retirement Corporation (ARC). The total investment is comprised of a $112,750,000 five year loan to an ARC subsidiary and a separate 9.8% equity interest in each of seven limited liability companies (ARC LLCs) for $12,250,000. Collectively, the limited liability companies own and lease nine retirement living communities. ARC holds the remaining 90.2% ownership interest. The loan is collateralized by ARC's ownership interest in the ARC LLCs.

Distributions of operating cash flow from each limited liability company are made monthly as follows: first, to us to cover any preferred distribution shortfalls from previous periods; second, to ARC to cover any preferred distribution shortfalls from previous periods; third, to us equal to 9% annually on its equity interest in the limited liability companies; fourth, to ARC equal to 12% annually on its 90.2% ownership interest; and fifth, all remaining operating cash flow with be distributed 5% to us and 95% to ARC.

The loan of $112,750,000 has an initial pay rate of 9% increasing annually by 55 basis points over the five-year loan term with a required payment at maturity to bring our return to 19.5%. The loan may be prepaid after three years without penalty. In the event of default on the loan, we can foreclose on ARC's ownership interest in the ARC LLCs. Based on management's analysis of the loan to asset value underlying the investment, we are recording interest income at approximately 13% at the present time. We regularly monitor the performance of the underlying retirement living communities that support the investment, and may make adjustments to the interest income recognition rate from time to time. As of December 31, 2002, $1,200,000 of accrued interest receivable has been recorded, representing the difference between the accrual rate and the pay rate.

On September 30, 2007, we will have the option to purchase ARC's 90.2% interest in the ARC LLCs for the greater of the fair market value, or an amount which yields a 19.5% internal rate of return to ARC.

Included in Other Partners' Capital/(Deficit) above at December 31, 2002 is $112,750,000 contributed by the ARC subsidiary to the ARC LLCs.

As of December 31, 2002, we have guaranteed approximately $6,800,000 million on notes payable obligations for four of these joint ventures.

(8) NOTES PAYABLE

Senior Notes Payable:

On June 25, 2002, we issued $250,000,000 of 6.45% coupon Senior Notes due 2012. Interest on these notes is payable semi-annually in June and December.

The following is a summary of Senior Notes outstanding at December 31, 2002 and 2001:

Maturity	December 31, 2002	December 31, 2001	Interest Rate	Year Issued
	(Amounts in thousands)			
2002	$ —	$ 99,000,000	7.05%	1997
2002	—	17,000,000	7.41%-8.81%	1995
2003	11,000,000	11,000,000	6.70-8.00%	1993
2003	20,000,000	20,000,000	9.66%	1998
2004	5,000,000	5,000,000	9.10%	1994
2004	25,000,000	25,000,000	9.00%	2000
2004	62,000,000	62,000,000	6.92%-7.48%	1999
2005	31,000,000	31,000,000	7.03%-7.79%	1995
2005	200,000,000	200,000,000	6.77%	1998
2006	115,000,000	115,000,000	6.50%	1996
2006	20,000,000	20,000,000	7.88%	1998
2007	140,000,000	140,000,000	7.3%-8.16%	1997
2010	6,421,000	15,000,000	6.62%	1995
2012	250,000,000	—	6.66%	2002
2015	5,000,000	5,000,000	9.00%	1995
	$890,421,000	$765,000,000		
Unamortized Option Payment Received Related to 1998 Debt, net	3,849	4,158		
Less: Unamortized Discount	(6,144)	(4,928)		
	$ 888,126	$ 764,230		

The weighted average interest rate on the Senior Notes was 7.08% and 7.24% for 2002 and 2001 and the weighted average balance of the Senior Note borrowings was approximately $796,701,000 and $774,892,000 during 2002 and 2001, respectively. Original issue discounts are amortized over the term of the Senior Notes. The option payment relates to the unamortized portion of a put option associated with $200,000,000 principal amount of 6.875% MandatOry Par Put Remarketed Securities (MOPPRS) due June 8, 2015 which are subject to mandatory tender on June 8, 2005. The put option is being amortized to interest expense over 17 years. We may be required to repurchase all or a portion of the MOPPRS at face value on June 8, 2005. The interest rate on any remaining MOPPRS from June 8, 2005 to the final maturity date will be reset to 5.565% plus an applicable spread. If held to maturity, the first required Senior Note maturities would be $31,000,000 in 2003, $92,000,000 in 2004, $231,000,000 in 2005, $135,000,000 in 2006, $140,000,000 in 2007 and $259,126,000 in the aggregate thereafter.

During the year ended December 31, 2002, we paid off $124,579,000 of maturing long-term debt with an average interest rate of 7.20%.

Mortgage Notes Payable:

At December 31, 2002, we had a total of $177,922,000 in Mortgage Notes Payable secured by 35 health care facilities with a net book value of approximately $309,734,000. Interest rates on the Mortgage Notes ranged from 2.78% to 10.63%. Required principal payments on the Mortgage Notes are $12,232,000 in 2003, $13,587,000 in 2004, $16,102,000 in 2005, $7,567,000 in 2006, $4,302,000 in 2007 and $124,132,000 in the aggregate thereafter.

(13) OPERATING PARTNERSHIP UNITS

As of December 31, 2002, there were a total of 1,678,512 non-managing member units outstanding in three limited liability companies in which we are the managing member: HCPI/Utah, LLC, HCPI/Utah II, LLC and HCPI/Indiana, LLC. These non-managing member units are convertible into our common stock on a one-for-one basis. During the year ended December 31, 2002, we issued 126,250 non-managing member units of HCPI/Utah II, LLC as part of the acquisition of one medical office building and one health care laboratory and biotech research facility. In addition, during the year 124,487 non-managing member units were converted into the same number of common shares.

(14) EARNINGS PER COMMON SHARE

We compute earnings per share in accordance with Statement of Financial Accounting Standards No. 128, Earnings Per Share. Basic earnings per common share is computed by dividing Net Income applicable to common shares by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per common share are calculated including the effect of dilutive securities. Approximately 1,000,000 options to purchase shares of common stock that had an exercise price in excess of the average market price of the common stock during the period were not included because they are not dilutive.

	For Year Ended December 31,								
	2002			2001			2000		
(Amounts in thousands except per share amounts)	Income	Shares	Per Share	Income	Shares	Per Share	Income	Shares	Per Share
Basic Earnings Per Common Share:									
Net Income Applicable to Common Shares	$112,480	57,827	**$1.95**	$96,266	53,879	**$1.79**	$108,867	51,057	**$2.13**
Dilutive Options (See Note 16)	---	320		---	96		---	43	
Diluted Earnings Per Common Share	$112,480	58,147	**$1.93**	$96,266	53,975	**$1.78**	$108,867	51,100	**$2.13**

(15) FUNDS FROM OPERATIONS (Unaudited)

We are required to report information about operations on the basis that we use internally to measure performance under Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information, effective beginning in 1998.

We believe that Funds From Operations (FFO) an important supplemental measure of operating performance for a real estate investment trust. Because the historical cost accounting convention used for real estate assets requires straight-line depreciation (except on land) such accounting presentation implies that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen and fallen with market conditions, presentations of operating results for a real estate investment trust that uses historical cost accounting for depreciation could be less informative. The term FFO was designed by the real estate investment trust industry to address this problem.

We adopted the definition of FFO prescribed by the National Association of Real Estate Investment Trusts (NAREIT). FFO is defined as Net Income applicable to common shares (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from debt restructuring and sales of property, plus real estate depreciation and real estate related amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO on the same basis.

FFO does not represent cash generated from operating activities in accordance with generally accepted accounting principles, is not necessarily indicative of cash available to fund cash needs and should not be considered as an alternative to net income. FFO, as defined by us, may not be comparable to similarly entitled items reported by other real estate investment trusts that do not define it exactly as the NAREIT definition.

The incentive stock awards (Awards) are granted at no cost to the employees or directors. The Awards generally vest and are amortized over five year periods (four years for directors). The stock options generally become exercisable on either a one year or a five year schedule after the date of the grant.

The following table describes the options outstanding as of December 31, 2002.

Total Options Outstanding (000's)	Exercise Price	Weighted Average Exercise Price	Weighted Average Contractual Life Remaining (Years)	Options Exercisable At December 31, 2002 (000's)	Weighted Average Exercise Price
1,394	$22-$30	$25	7	265	$27
1,017	$30-$35	$32	8	433	$33
1,358	$35-$43	$36	9	339	$38
3,769				1,037	

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following ranges of assumptions: risk-free interest rates of 5.07% to 5.13%; expected dividend yields of 7.43% to 9.48%; expected lives of 10 years; and expected volatility of .1894 to .1923.

As of January 1, 2002, we commenced recognizing compensation expense in accordance with Statement 123. Stock option expense represents the amount of amortized compensation costs related to 2002 stock options awarded to employees. The charge of $308,000 has been included in General and Administrative Expense. Previously, we had accounted for all stock options under Accounting Principles Board Opinion 25 (APB 25), "Accounting for Stock Issued to Employees," which is permitted under Statement 123. Had compensation expense for stock options been determined with rules set out in Statement 123 since its effective date, our Net Income and Basic Earnings Per Common Share would have been lower by approximately $468,000 and $0.01 per basic share, $638,000 and $0.01 per basic share and $641,000 and $0.01 per basic share for the years ended December 31, 2002, 2001 and 2000, respectively.

Loans secured by stock in HCPI to directors and officers total $2,259,000 and $2,429,000 at December 31, 2002 and 2001, respectively, and are classified as other equity on the balance sheet. The interest rate charged is based on the prevailing applicable federal rate as of the inception of the loan and averaged 3.71% and 3.88% for the year ended December 31, 2002 and 2001, respectively.

(18) DIVIDENDS

Common stock dividend payment dates are scheduled approximately 50 days following each calendar quarter. On January 27, 2003, the Board of Directors declared a dividend of $0.83 per share paid on February 20, 2003 to stockholders of record on February 06, 2002.

In order to qualify as a REIT, we must generally, among other requirements, distribute at least 90% of our taxable income to our stockholders. HCPI and other REITs generally distribute 100% of taxable income to avoid taxes on the remaining 10% of taxable income.

(20) NEW PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board released Statements of Financial Accounting Standards No. 141 "Business Combinations," No. 142 "Goodwill and Other Intangible Assets" and No. 143 "Accounting for Asset Retirement Obligations" and, in August 2001, No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." The effect of these pronouncements on our financial statements is not material.

In April 2002, the FASB released Statement of Financial Accounting Standard No. 145 "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" (Statement 145), effective with fiscal years beginning after May 15, 2002. These rescinded Statements primarily relate to the extinguishment of debt and lease accounting. In June 2002, the FASB released Statement of Financial Accounting Standard No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" effective with fiscal years beginning after December 31, 2002 with early application encouraged. In October 2002, the FASB released Statement of Financial Accounting Standard No. 147 "Acquisition of Certain Financial Institutions" which is an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9 (effective for acquisitions on or after October 1, 2002). In December 2002, the FASB released Statement of Financial Accounting Standard No. 148 "Accounting for Stock-Based Compensation" an Amendment of FASB Statement 123. The effect of these three pronouncements on our financial statements is not expected to be material.

APPENDIX I

Tenet Healthcare Corporation

SET FORTH BELOW IS CERTAIN CONDENSED FINANCIAL DATA OF TENET HEALTHCARE CORPORATION ("TENET") WHICH IS TAKEN FROM TENET'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED MAY 31, 2002 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ("THE COMMISSION") UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"), AND THE TENET QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED NOVEMBER 30, 2002 AS FILED WITH THE COMMISSION.

The information and financial data contained herein concerning Tenet was obtained and has been condensed from Tenet's public filings under the Exchange Act. The Tenet financial data presented includes only the most recent interim and fiscal year end reporting periods. We can make no representation as to the accuracy and completeness of Tenet's public filings but have no reason not to believe the accuracy and completeness of such filings. It should be noted that Tenet has no duty, contractual of otherwise, to advise us of any events which might have occurred subsequent to the date of such publicly available information which could affect the significance or accuracy of such information.

Tenet is subject to the information filing requirements of the Exchange Act, and, in accordance herewith, is obligated to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Such reports, proxy statements and other information may be inspected at the offices of the Commission at 450 Fifth Street, N.W. Washington D.C., and should also be available at the following Regional Offices of the Commission: Room 1400, 75 Park Place, New York, New York 10007 and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Such reports and other information concerning Tenet can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, Room 1102, New York, New York 10005.

TENET HEALTHCARE CORPORATION AND SUBSIDIARIES
CONSOLIDATED CONDENSED BALANCE SHEETS
(Dollar amounts in millions, except par values and share amounts)

	November 30, 2002	May 31, 2002
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current portion of long-term debt	$ 31	$ 99
Accounts payable	858	968
Accrued expenses	573	591
Income Taxes Payable	77	34
Other current liabilities	777	892
Total current liabilities	2,316	2,584
Long-term debt, net of current portion	3,888	3,919
Other long-term liabilities and minority interests	1,144	1,003
Deferred income taxes	682	689
Common stock, $.05 par value; authorized 1,050,000,000 shares; 515,613,641 shares issued at November 30, 2002 and 512,354,001 shares issued at May 31, 2002; in addition paid-in-capital	3,486	3,393
Accumulated other comprehensive loss	(16)	(44)
Retained Earnings	3,708	3,055
Treasury stock, at cost, 41,895,162 shares at November 30, 2002 and 23,812,812 shares at May 31, 2002	(1,285)	(785)
Total shareholders' equity	5,893	5,619
	$ 13,923	$13,814

TENET HEALTHCARE CORPORATION AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
(Dollar amounts in millions)

	Six Months Ended November 30, 2002	Year Ended May 31, 2002
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 942	$ 2,315
(Includes changes in all operating assets and liabilities)		
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property, plant and equipment	(413)	(889)
Purchase of new business, net of cash acquired	—	(324)
Proceeds from sales of facilities, investments and other assets	—	28
Other items	35	(42)
Net cash used in investing activities	(378)	(1,227)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payments of other borrowings	(1,528)	(3,513)
Proceeds from other borrowings	1,312	4,394
Proceeds from sales of new senior notes	392	2,541
Repurchase of senior and senior subordinated notes	(282)	(4,063)
Purchases of treasury stock	(500)	(715)
Proceeds from sales of common stock	—	21
Other items	44	223
Net cash used in financing activities	(562)	(1,112)
Net increase/(decrease) in cash and cash equivalents	2	(24)
Cash and cash equivalents at beginning of year	38	62
Cash and cash equivalents at end of year	$ 40	$ 38

HCPI Stockholder Information

Counsel
Latham & Watkins
650 Town Center Drive, 20th Floor
Costa Mesa, CA 92626-1925

Independent Auditors
Ernst & Young LLP
18111 Von Karman Avenue
Suite 1000
Irvine, CA 92612

Common and Preferred Series A & B Stock Transfer Agent and Registrar
The Bank of New York
1-866-857-2227
Address Shareholder Inquiries To:
Shareholder Relations Department
P.O. Box 11258
Church Street Station
New York, NY 10286
E-Mail Address:
Shareowner-svcs@bankofny.com
The Bank of New York's
Stock Transfer Website:
http://www.stockbny.com
Send Certificates for Transfer
and Address Changes to:
Receive and Deliver Department
P.O. Box 11002
Church Street Station
New York, NY 10286

Preferred Series C Stock Transfer Agent
Wells Fargo Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075
1-800-468-9716

Stock Listing
New York Stock Exchange
Common Stock
(Symbol: HCP)
Preferred Stock
(Symbol: HCP pfA)
(Symbol: HCP pfB)
(Symbol: HCP pfC)

Senior Notes Trustee / Registrar
The Bank of New York
101 Barclay Street
New York, NY 10286

Member
National Association of Real Estate
Investment Trusts, Inc.

SEC Form 10-K
Copies of the Company's 10-K report to the Securities and Exchange Commission are available upon request to the Chief Financial Officer, Health Care Property Investors, Inc.